EXHIBIT 12.2
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED UNIT DISTRIBUTIONS
(Dollar amounts in thousands)
(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,
	2006(1)	2005(1)	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Earnings from operations	$163,002	$90,665	$134,438	$112,480	$110,916	$116,502	$92,532
Add:
Interest expense	186,833	123,946	172,772	132,164	113,554	112,895	59,376

Earnings as adjusted	$349,835	$214,611	$307,210	$244,644	$224,470	$229,397	$151,908

Combined fixed charges and Preferred Unit distributions:
Interest expense	$186,833	$123,946	$172,772	$132,164	$113,554	$112,895	$59,376
Capitalized interest	39,638	27,344	39,111	23,573	26,854	32,377	29,186

Total fixed charges	226,471	151,290	211,883	155,737	140,408	145,272	88,562

Preferred Unit distributions	2,872	3,614	4,572	16,254	26,153	34,309	25,877

Combined fixed charges and Preferred Unit distributions	$229,343	$154,904	$216,455	$171,991	$166,561	$179,581	$114,439

Ratio of earnings to combined fixed charges and Preferred Unit distributions	1.5	1.4	1.4	1.4	1.4	1.3	1.3

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.